

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4546

August 26, 2016

Noel Mijares
Chief Executive Officer, President and Director
Ihealthcare, Inc.
141 NE 3rd Avenue
Miami, FL 33132

> **Re:** **Opulent Acquisition, Inc.**
> **Amendment No. 3 to Form 8-K**
> **Filed August 19, 2016**
> **File No. 000-55378**

Dear Mr. Mijares:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Business, page 5

1. We note your response to our prior comment 1. We also note Article 13 of your Distributor Agreement with ILS entitled "Compliance with Laws." To the extent they are material, please revise your disclosure in the Form 8-K to discuss the applicable laws with which you and ILS have agreed to comply, such as the federal Anti-Kickback Statute. Your discussion should address the consequences of noncompliance with any applicable government rules or regulations.

Description of Business, page 6

2. We note your response to our prior comment 2. Please be advised that comments related to your request for confidential treatment will be provided under separate cover. Please amend your Form 8-K to briefly summarize the following information in the filing:

- Each party's right to terminate the agreement; and

- Aggregate amounts paid or received to date under the agreement, including any up front or execution payments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Christina Thomas at (202) 551-3577 or me at (202) 551-3675 with any questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Tom DeNunzio
       V Financial Group, LLC